                                                      Final Prospectus
                                                      Pursuant to Rule 424(b)(3)
PROSPECTUS                                            File No. 333-03548
--------------------------------------------------------------------------------

                                   2,550,000 SHARES
                                MICHIGAN BREWERY, INC.
                                     COMMON STOCK

--------------------------------------------------------------------------------

     Michigan Brewery, Inc. (The "Company") is offering 2,550,000 shares of common stock (the "Shares"), par value $.01 per share (the "Common Stock"), issuable upon exercise of outstanding Class A Warrants. Each Class A Warrant entitles the holder to purchase at any time until June 13, 2000, one share of Common Stock at an exercise price of $8.00 per share, subject to adjustment. The Class A Warrants are subject to redemption by the Company for $0.01 per warrant at any time on 30 days' written notice, provided that the closing high bid price of the Common Stock exceeds $9.00 per share (subject to adjustment) for any 20 consecutive trading days. The Class A Warrants were originally issued by the Company in the Company's June 1996 initial public offering (the "offering") as part of a unit (a "Unit") consisting of one share of the Company's Common Stock and one Class A Warrant.

     The Company's Common Stock is traded on the Nasdaq Smallcap Market under the symbol "BBUC." On September 11, 1997, the average of the high and low prices of the Common Stock on the Nasdaq Smallcap Market was $4.50 per share. Current market quotations are listed in THE WALL STREET JOURNAL and many other newspapers of general circulation.

     THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS. THESE ARE SPECULATIVE SECURITIES.



                                  ------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
         EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
            COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                        TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  ------------------



--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                PRICE TO WARRANT   UNDERWRITING    PROCEEDS TO
                                      HOLDERS         DISCOUNT     COMPANY(1)(2)
--------------------------------------------------------------------------------
 Per Share . . . . . . . . . .         $8.00            --            $8.00
--------------------------------------------------------------------------------
 Total . . . . . . . . . . . .      $20,400,000          --       $20,400,000
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1)   ASSUMES ALL CLASS A WARRANTS ARE EXERCISED.
(2)   BEFORE DEDUCTING EXPENSES ESTIMATED AT $30,000.







                 THE DATE OF THIS PROSPECTUS IS SEPTEMBER 12, 1997.

                                AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company pursuant to the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov. In addition, the Company's Common Stock is quoted on the Nasdaq SmallCap Market. Reports, proxy statements and other information concerning the Company can be inspected and copied at the Public Reference Room of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act. This Prospectus does not contain all of the information, exhibits and undertakings set forth in the Registration Statement, certain parts of which are omitted as permitted by the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement which may be inspected and copied in the manner and at the sources described above.


                   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents previously filed by the Company (File No. 0-20845) with the Commission pursuant to the Exchange Act are incorporated into this Prospectus by reference:

     (a) The Company's Annual Report on Form 10-KSB for the year ended December 29, 1996, filed on March 31, 1997.

     (b) The Company's Quarterly Reports on Form 10-QSB for the fiscal quarters ended March 30, 1997 and June 29, 1997, filed on May 9, 1997 and August 12, 1997, respectively.

     (c) The Company's Current Report on Form 8-K, filed on May 28, 1997, relating to the safe harbor for forward-looking statements.

     (d) The Company's Definitive Schedule 14A (Proxy Statement), filed on April 21, 1997, relating to the Company's Annual Meeting of Shareholders held on June 4, 1997.

     (e) The description of the Company's capital stock contained in its Registration Statement on Form SB-2 (File No. 333-3548), filed on April 15, 1996, and as amended by Pre-Effective Amendments Nos. 1 and 2, filed on May 24, 1996 and June 12, 1996, respectively.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document all or any portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide, without charge, to each person to whom this Prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing documents (other than exhibits to such documents which are not specifically incorporated by reference in such documents).
Written requests for such copies should be directed to the Company at 550 South Wisconsin Street, Gaylord, Michigan 49735, Attention: Chief Financial Officer. Telephone requests may be directed to the office of the Chief Financial Officer of the Company at (517) 731-0401.

                                  PROSPECTUS SUMMARY

     THE FOLLOWING SUMMARY IS QUALIFIED BY THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS APPEARING ELSEWHERE OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, INFORMATION IN THIS PROSPECTUS GIVES EFFECT TO A 112.5-FOR-ONE STOCK SPLIT WITH RESPECT TO THE COMMON STOCK EFFECTIVE JANUARY 19, 1996.

     THIS PROSPECTUS CONTAINS "FORWARD-LOOKING STATEMENTS" AS DEFINED IN THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 THAT INVOLVE RISKS AND UNCERTAINTIES. PURCHASERS OF THE COMPANY'S COMMON STOCK ARE CAUTIONED THAT THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THOSE FORWARD-LOOKING STATEMENTS. FACTORS THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES INCLUDE THOSE FACTORS DISCUSSED HEREIN UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

                                     THE COMPANY

     The business of Michigan Brewery, Inc. (the "Company") is to develop, own and operate microbrewery/restaurants known as Big Buck Brewery & Steakhouses ("Big Buck Breweries" or "Breweries"). In May 1995, the Company opened its first Big Buck Brewery in Gaylord, Michigan adjoining I-75 approximately 200 miles north of Detroit (the "Gaylord Brewery"). On March 17, 1997, the Company opened its second Big Buck Brewery in Grand Rapids, Michigan (the "Grand Rapids Brewery"). The approximately 29,000 square-foot Gaylord Brewery served as a model for the Grand Rapids Brewery and will serve as a model for the two Big Buck Breweries which the Company intends to develop during the remainder of 1997 using the proceeds of its Offering and real estate financing.

     A Big Buck Brewery offers casual dining featuring moderately priced steaks, ribs, chicken and other food and a distinctive selection of beers which are microbrewed on-site. The Company also sells its microbrewed beer off-site through wholesale distributors in order to promote customer interest in the Breweries. The Company's selection of beers ranges from a light golden ale to a dark full-bodied stout and is designed to satisfy the tastes of a broad spectrum of consumers. A key element of the Company's strategy is to capitalize on the growing interest of consumers in high quality, more flavorful microbrewed beer. The Company believes it will generate customer loyalty to its beers and its restaurant operations through customer identification with each local Big Buck Brewery.

     The Company believes the appearance of the Breweries has contributed to their popularity as eating and drinking establishments. The Gaylord Brewery features a large, open and visually stimulating dining area which highlights the array of stainless steel and copper brewing equipment used to brew the Company's craftbrewed beer. The Gaylord Brewery features a 4,000 square foot dining area and a 1,600 square foot bar area, with combined seating capacity of approximately 420. The Gaylord Brewery is decorated with rustic wood-finished interiors, mounted deer racks, 36-foot high vaulted ceilings and warm lighting. The restaurant's specially commissioned Amish hand-carved wooden furniture and overhead genuine Tennessee whisky barrel lighting fixtures add character to the building's decor. The friendly and attentive staff, on-site brewing and summertime outdoor seating and live music are designed to create an appealing atmosphere for lunch, dinner and bar customers. Seating capacity at the Grand Rapids Brewery is approximately 250 for the restaurant and bar combined. The Grand Rapids Brewery's interior follows the Gaylord Brewery's motif with a warm, cozy atmosphere utilizing soft lighting and Amish furniture. The brewing and fermenting tanks front directly on 28th Street, a street with an average daily vehicle count ("ADVC") of approximately 52,000. The menu and beer styles are the same at both the Gaylord and Grand Rapids Breweries.

     Consumer interest in more flavorful beer has resulted in significant growth in the craftbrewed beer market during the last several years, despite a decline in per capita beer consumption. The number of microbreweries in the United States has grown from 21 in 1985 to approximately 380 as of March 1997. From 1985 to 1996, the annual production of craftbrewed beer in the United States grew from 75,000 barrels to approximately 5.3 million barrels. Despite these high levels of growth, sales of craftbrewed beers represented approximately 2.6% of total beer sales in the United States as of December 1996.


     The Company is currently constructing a third Big Buck Brewery on a site in Auburn Hills, Michigan, a suburb of Detroit. This site is located just off Interstate 75 at exit 79. The new facility will encompass 26,372 square feet including brewery, bar and restaurant. Seating capacity in the restaurant and bar will be approximately 665 and the brewery will house a 15-barrel brewing system. This Brewery will be accessible to the over 3.2 million Detroit metro area residents and is scheduled to open in October 1997.


     The Company was incorporated in 1993 under the laws of the State of Michigan. The Company's principal executive offices are located at 550 South Wisconsin Street, Gaylord, Michigan 49735 and its telephone number is (517) 731-0401.

                                     RISK FACTORS

     AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS, IN ADDITION TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, IN CONNECTION WITH AN INVESTMENT IN THE SHARES OF COMMON STOCK OFFERED HEREBY.

     WHEN USED BELOW AND ELSEWHERE IN THIS PROSPECTUS, INCLUDING DOCUMENTS INCORPORATED HEREIN BY REFERENCE, THE WORDS "BELIEVES," "ANTICIPATES" AND "INTENDS" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. POTENTIAL PURCHASERS OF THE COMPANY'S COMMON STOCK ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON SUCH FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE HEREOF.

LACK OF PROFITABILITY; LACK OF OPERATING HISTORY

     The Company had a net loss of $613,148 during the six months ended June 29, 1997 and a net loss of $703,592 during the year ended December 29, 1996. The Company had working capital of $1,025,515 and $3,120,013 at June 29, 1997 and December 29, 1996, respectively. The Company opened a Big Buck Brewery & Steakhouse ("Brewery" or "Big Buck Brewery") in Gaylord, Michigan (the "Gaylord Brewery"), in May 1995 and a Big Buck Brewery in Grand Rapids, Michigan (the "Grand Rapids Brewery"), in March 1997. Prior to the opening of the Gaylord Brewery, the Company had no operations or revenues. Accordingly, the Company's operations are subject to all of the risks inherent in the establishment of a new business enterprise, including the lack of operating history. The likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of a business. There can be no assurance that future operations of any Big Buck Brewery will be profitable. Future revenues and profits, if any, will depend upon various factors, including the quality of restaurant operations, the acceptance of the Company's beer and general economic conditions. In general, restaurants experience a decline in revenue growth or of actual revenues following a period of excitement which accompanies their opening. There is no assurance that the Company can operate profitably or that it will successfully implement its plans to open additional Big Buck Breweries, in which case the Company will continue to be dependent on the revenues of the Gaylord and Grand Rapids Breweries.

DEVELOPMENT OF FUTURE BREWERIES; EXPANSION PLAN RISKS

     The total cost of developing, constructing and opening the Gaylord Brewery was approximately $5.8 million, including approximately $3.1 million for design and construction, $1.3 million for equipment, furniture and fixtures relating to the restaurant, $1.0 million for brewing and bottling equipment, and $400,000 for land. The Company purchased an existing structure for the Grand Rapids Brewery. The total cost of the land, building, remodeling, equipment, furniture and fixtures for the Grand Rapids Brewery was approximately $3.1 million. Management believes that each new Brewery will be of a building style and size suitable to its location. Accordingly, the Company has not developed a standardized Brewery layout.

     The Company anticipates it will develop and open two additional Big Buck Breweries, including one in Auburn Hills, a suburb of Detroit, during the remainder of 1997. The Company estimates that the cost of developing and opening the Auburn Hills Brewery will be approximately $8.8 million. The remaining Big Buck Brewery scheduled to be opened in 1997 is anticipated to be a leased facility with an approximate cost, before deducting landlord contributions for leasehold improvements, between $1.4 and $1.7 million. The Company has obtained real estate financing for $3.0 million to $4.0 million of the cost of developing and opening the new Breweries pursuant to a sale and leaseback of the Auburn Hills site. The Company believes that the remaining net proceeds of its initial public offering, together with such financing, will be sufficient to finance these expansion plans, depending on the definitive locations, site conditions, construction costs and size and type of Breweries built. There can be no assurances that additional financing will be available on terms acceptable or favorable to the Company, or at all. Without such additional financing, the Company's development plans will be slower than planned or even unachievable.

     Successful expansion of the Company's operations will be largely dependent upon a variety of factors, some of which are currently unknown or beyond the Company's control, including customer acceptance of Big Buck Brewery restaurants and Big Buck Beer-Registered Trademark-; the ability of the Company's management to identify suitable sites and to negotiate purchases and financing of such sites; timely and economic development and construction of Breweries; timely approval from local governmental authorities; the hiring of skilled management and other personnel; the ability of the Company's management to apply its policies and procedures to a larger number of Breweries; the availability of adequate financing; the general ability to successfully manage growth; and the general state of the economy. There can be no assurance that the Company will be able to open new Breweries.

     The Company's strategy includes operating a brewhouse at each Big Buck Brewery. Successful operation of separate brewhouses will require the Company to overcome various organizational challenges such as increasing and maintaining production and establishing and maintaining quality control over numerous geographically separated Breweries. In attempting to expand beer distribution, the Company will be required to establish and manage relationships with wholesale distributors, retailers and consumers in new markets. The Company is the sole promoter of sales of its beer in new markets. Consumer tastes and preferences may vary from market to market. There can be no assurance that the Company will be successful in entering new markets.

NEED FOR FINANCING

     The Company's ability to execute its business strategy is dependent on its ability to obtain substantial financing for the development of additional Breweries. The Company anticipates that future development and expansion will be financed through the public or private sale of additional equity or debt securities, capital leases and other credit facilities. There can be no assurance that any additional funds will be available or that such funds, if available, will be on terms acceptable to the Company or its shareholders. New investors may seek and obtain substantially better terms than those available to investors purchasing shares of Common Stock on the open market and the Company's issuance of securities in the future may result in substantial dilution.

MICHIGAN LAW MAY LIMIT GROWTH

     The Company is licensed under Michigan law as a "microbrewery." A microbrewery in Michigan is limited to the production of not more than 30,000 barrels of beer per year by all breweries owned or controlled by the same person, whether within or outside Michigan. Without a change in current law, the Company will limit its sales of beer off-site so as to reserve its brewing capacity for sales of beer on-site which provide the Company higher margins, but do not reach the same customer base. There can be no assurance that legislation raising the barrelage ceiling will pass, that any such legislation will pass in a form which would facilitate the Company's expansion plans, or that if such legislation is not passed, the Company will be able to become licensed to brew in excess of 30,000 barrels per year.

RISKS RELATED TO SALE/LEASEBACKS

     In April 1997, the Company sold the Grand Rapids site, including all improvements thereto, to an unrelated third party pursuant to a real estate purchase and leaseback agreement for $1.4 million. Pursuant to a separate lease agreement, the Company leases the Grand Rapids site at a minimum annual base rent of $140,000 and a maximum annual base rent of $192,500 over a ten-year term. The lease may be extended at the option of the Company for two additional five-year terms. In addition to the annual base rent, the Company is obligated to pay an annual percentage rent in the amount of 5% on gross sales at the site in excess of $2.9 million per year. In the event that such annual gross sales do not exceed $2.9 million for any two consecutive years during the lease term, the Company is obligated to repurchase the Grand Rapids site for $1.4 million, plus $70,000 for each lease year on a pro rata basis. The Company has the option to purchase the property from the lessor after the seventh full lease year for $1.4 million, plus $70,000 for each lease year on a pro rata basis. The lessor has the option to require the Company to purchase the property after the seventh full lease year at the same price.

     In August 1997, the Company entered into a real estate purchase and leaseback agreement providing for the sale of the Auburn Hills site, including all improvements thereto, to an unrelated third party, Michael G. Eyde. The agreement provides for financing at one of three possible levels ranging from $3.0 to $4.0 million. Such price (the "Purchase Price") will be determined when final construction of the Auburn Hills Brewery is completed. The Company plans to lease the Auburn Hills Brewery pursuant to a separate lease agreement which will provide for a minimum annual base rent ranging from $300,000 to $400,000, and a maximum annual base rent ranging from $412,500 to $550,000, depending upon the Purchase Price. The lease will have a 25-year term and the Company will be able to extend such term for two additional ten-year terms. In addition to the annual base rent, the Company will be obligated to pay an annual percentage rent ranging from 3.5% to 5.0% of gross sales at the site in excess of $8.0 million per year. In the event that such annual gross sales do not exceed $8.0 million for any two consecutive years during the lease term, the Company will be obligated to repurchase the Auburn Hills site at the Purchase Price, plus an amount ranging from $150,000 to $200,000 for each lease year on a pro rata basis. The lessor will have the ability to require that the Company issue Common Stock (valued at $5.00 per share) in payment of such repurchase price. The Company will have the option to purchase the property from the lessor after the seventh full lease year at the Purchase Price, plus an amount ranging from $150,000 to $200,000 for each lease year on a pro rata basis. Independent of annual gross sales, the lessor will have the option to require the Company to purchase the property before the third full lease year at the same price.

     The lessor in each case may terminate in the event of a default which is not cured within the applicable grace period. A default is defined as (i) the Company's failure to make a rental payment within 30 days after receipt of written notice that a payment is past due or (ii) the Company's failure to perform its obligations under the lease (other than rent payments) within 30 days after written notice of a curable violation, provided, however that if such default cannot be cured within the 30-day period, a default will be deemed to have occurred only if the Company has failed to commence a cure within such 30-day period.

     Annual percentage rent is required whether the Breweries are profitable or not. In the event that the Company is required to pay annual percentage rent, the funds available to the Company for working capital and development plans will be reduced. In the event that annual percentage rent is not required over two consecutive years, the Company may be forced to repurchase such sites at a premium over their respective sale prices. There can be no assurance that the Company will have sufficient funds to repurchase the Grand Rapids Brewery or the Auburn Hills Brewery. In the event of a default and termination of either lease, the Company would be unable to continue to operate the related Brewery, which could have a material adverse impact on the Company's operating results.

COMPETITION; CERTAIN FACTORS AFFECTING THE RESTAURANT AND BREWING INDUSTRIES

     The restaurant industry is highly competitive with respect to price, service, food quality (including taste, freshness, and nutritional value) and location. New restaurants have a high failure rate. The restaurant industry is also generally affected by changes in consumer preferences, national, regional and local economic conditions, and demographic trends. The performance of individual restaurants may also be affected by factors such as traffic patterns, demographic considerations, and the type, number and location of competing restaurants. In addition, factors such as inflation, increased food, labor and employee benefit costs, and the lack of availability of experienced management and hourly employees may also adversely affect the restaurant industry in general and the Company's restaurants in particular. Restaurant operating costs are further affected by increases in the minimum hourly wage, unemployment tax rates and similar matters over which the Company has no control. There are numerous well-established competitors, including national, regional and local restaurant chains, possessing substantially greater financial, marketing, personnel and other resources than the Company. The Company also competes with a large variety of locally owned restaurants, diners and other establishments that offer moderately priced food to the public and with other microbrewery restaurants in a highly competitive and developing microbrewery and brewpub restaurant market. Other restaurants and companies could utilize the Big Buck Brewery format or a related format. There can be no assurance that the Company will be able to respond to various competitive factors affecting the restaurant industry.

     The domestic beer market is highly competitive due to: the enormous advertising and marketing expenditures by national and major regional brewers; the continuing proliferation of microbreweries, regional craft breweries, brewpubs and other small craftbrewers; the introduction of fuller-flavored products by certain major national brewers; and a general surplus of domestic brewing capacity, which facilitates existing contract brewer expansion and the entry of new contract brewers. Although domestic demand for craftbrewed beers has increased dramatically over the past decade, there can be no assurance that this demand will continue. The Company anticipates intensifying competition in the craftbrewed beer market. Most of the Company's brewing competitors possess marketing, financial, personnel and other resources substantially greater than those of the Company, and there can be no assurance that the Company will be able to succeed against intensified competition in the craftbrewed and fuller-flavored beer markets.

BREWERY OPERATING HAZARDS

     The Company's brewing operations are subject to certain hazards and liability risks faced by all brewers, such as potential contamination of ingredients or products by bacteria or other external agents that may be wrongfully or accidentally introduced into products or packaging. The Company's products are not pasteurized. While the Company has never experienced a contamination problem in its products, the occurrence of such a problem could result in a costly product recall and serious damage to the Company's reputation for product quality. The Company's operations are also subject to certain injury and liability risks normally associated with the operation and possible malfunction of brewing and other equipment. Although the Company maintains insurance against certain risks under various general liability and product liability insurance policies, there can be no assurance that the Company's insurance will be adequate.

BEER AND LIQUOR REGULATION

     A significant percentage of the Company's revenue is derived from beer sales. On-site sales of beer accounted for 21% of revenues and off-site sales of beer accounted for an additional 3.6% of revenues during the fiscal year ended December 29, 1996. These percentages are expected to increase over the next few years in relation to food sales. The Company must comply with federal licensing requirements imposed by the Bureau of Alcohol, Tobacco and Firearms of the United States Department of Treasury, as well as the licensing requirements of states and municipalities where its Breweries are or will be located.
Failure to comply with federal, state or local regulations could cause the Company's licenses to be revoked and force it to cease the brewing and/or sale of its beer. Typically, licenses must be renewed annually and may be revoked or suspended for cause at any time. Additionally, state liquor laws may prevent or impede the expansion of the Company's Breweries into certain markets. While the Company has not experienced and does not anticipate any significant problems in obtaining required licenses, permits or approvals, any difficulties, delays or failures in obtaining such required licenses, permits or approvals could delay or prevent the opening of a Brewery in a particular area. In addition, changes in legislation, regulations or administrative interpretation of liquor laws after the opening of a Brewery in a jurisdiction may prevent or hinder the Company's expansion or operations in that jurisdiction or increase operating costs. See "Michigan Law May Limit Growth."

RESTAURANT REGULATION

     The restaurant industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and to building and zoning requirements. The Company is subject to regulation by air and water pollution control divisions of the Environmental Protection Agency of the United States and by various states and municipalities in which its Breweries are or will be located. The Company is also subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working and safety conditions and citizenship requirements. Restaurant operating costs are affected by increases in the minimum hourly wage, unemployment tax rates, sales taxes and similar matters, such as any government mandated health insurance, over which the Company has no control.

     The Company is subject to "dram-shop" laws in Michigan and will be subject to such statutes in certain other states into which it expands. These laws generally provide someone injured by an intoxicated person the right to recover damages from an establishment which wrongfully served alcoholic beverages to such person. The Company carries liquor liability coverage as part of its existing comprehensive general liability insurance. However, a judgment against the Company under a dram-shop statute in excess of the Company's liability coverage could have a material adverse effect on the Company.

TAXES; SMALL BREWERS EXCISE TAX CREDIT

     The federal government currently imposes an excise tax of $18 on each barrel of beer produced for domestic consumption in the United States. However, each brewer with production under 2,000,000 barrels per year is granted a small brewer's excise tax credit in the amount of $11 per barrel on its first 60,000 barrels produced annually. No assurance can be given that the federal government will not reduce or eliminate this credit. To the extent Company-wide production increases to amounts over 60,000 barrels per year, there will be an increase in the average federal excise tax rate of the Company. Michigan currently imposes an excise tax of $6.30 per barrel on each barrel of beer sold in Michigan. However, each brewer which is a "microbrewery" under Michigan law (presently with production under 30,000 barrels per year) is granted a microbrewer's excise tax credit in the amount of $2 per barrel on its first 20,000 barrels produced annually. To the extent Company-wide production increases to amounts over 20,000 barrels per year, there will be an increase in the average Michigan excise tax rate of the Company. Other states and municipalities into which the Company may expand also impose excise or other taxes or special charges on alcoholic beverages in varying amounts, which amounts are subject to change. It is possible that in the future the rate of excise taxation could be increased by either the federal or state governments, or both. Increased excise taxes on alcoholic beverages have been considered by the United States Congress as an additional source of tax revenue in connection with various proposals and could be included in future legislation. Future increases in excise taxes on alcoholic beverages, if enacted, could adversely affect the Company.

DEPENDENCE ON KEY PERSONNEL; NEED FOR ADDITIONAL PERSONNEL

     The Company's future success will depend in large part upon the continued service of its key management personnel including William F. Rolinski, Gary J. Hewett and Anthony P. Dombrowski. Given the Company's limited operating history, the Company is dependent on its ability to identify, hire, train and motivate qualified personnel necessary to enable it to continue operations. The Company does not have key person life insurance policies on any of its
employees.   The departure of key employees could have a material adverse effect on the Company's business. The Company's success will also be dependent upon its ability to attract and retain qualified people, including additional management personnel. No assurance can be given that the Company's current employees will continue to work for the Company or that the Company will be able to obtain the services of additional personnel necessary for the Company's growth. To date, the Company has not entered into any employment agreements with its personnel.

NO ASSURANCE AS TO LIQUIDITY ON THE NASDAQ SMALLCAP MARKET

     The Company's Common Stock, Class A Warrants and Units are currently listed on the Nasdaq SmallCap Market. There can be no assurance that an active public market will develop or be sustained for the Company's securities. In addition, if the Company's securities do not continue to trade on the Nasdaq SmallCap Market, the securities would become subject to certain rules of the Securities and Exchange Commission relating to "penny stocks." Such rules require broker-dealers to make a suitability determination for purchasers and to receive the purchaser's prior written consent for a purchase transaction, thus restricting the ability to purchase or sell the securities in the open market.

POSSIBLE REDEMPTION OF WARRANTS

     The Class A Warrants are subject to redemption at any time by the Company at $.01 per warrant, on 30 days prior written notice, if the high closing bid price of the Common Stock exceeds $9.00 per share

(subject to adjustment) for 20 consecutive trading days. If the Class A Warrants are redeemed, warrantholders will lose their right to exercise the Class A Warrants except during such 30-day redemption period. Redemption of the Class A Warrants could force the holders to exercise the Class A Warrants at a time when it may be disadvantageous for the holders to do so or to sell the Class A Warrants at the then market price or accept the redemption price of $.01 per warrant.

CONTROL BY MANAGEMENT

     The current officers and directors of the Company beneficially own approximately 43.7% of the outstanding Common Stock. Assuming the exercise of all Class A Warrants, the current officers and directors of the Company will beneficially own approximately 29.5% of the outstanding Common Stock. Accordingly, such persons can exert substantial influence over the composition of the Company's Board of Directors and generally direct the affairs of the Company and may have the power to control the outcome of shareholder approvals of business acquisitions, mergers and combinations and other actions.

SEASONALITY AND FLUCTUATIONS IN QUARTERLY RESULTS

     The Company's sales and earnings are expected to fluctuate based on seasonal patterns. The Company anticipates that its highest earnings will occur in the second and third calendar quarters. In addition, quarterly results in the future are likely to be substantially affected by the timing of new Brewery openings. Because of the seasonality of the Company's business and the impact of new Brewery openings, results for any quarter are not necessarily indicative of the results for a full fiscal year.

UNCERTAIN TRADEMARK PROTECTION; PROPRIETARY MARKS

     The Company's ability to successfully operate will depend in part upon its ability to register and protect its trademarks. The Company applied for registration of a number of trademarks and service marks with the United States Patent and Trademark Office on February 1, 1996, including BIG BUCK BREWERY & STEAKHOUSE and BIG BUCK BEER-Registered Trademark-. The Company received a certificate of registration for BIG BUCK BEER-Registered Trademark- on March 11, 1997. The United States Patent and Trademark Office has yet to grant a certificate of registration for BIG BUCK BREWERY & STEAKHOUSE. In the event the Company is denied registration, the Company may incur significant expense in creating and developing new marks or in operating under its existing marks, and may be restricted in where it can locate future Breweries using the Company's marks. There is no assurance that the Company's marks will be granted registration for all or any of the uses proposed in the Company's applications. In the event that the Company's marks are granted registration, there is no assurance that such marks will be enforceable against prior users in the areas where the Company conducts or will conduct its operations.

MICHIGAN ANTI-TAKEOVER LAWS

     The Company is subject to Michigan statutes regulating business combinations and restricting voting rights of certain persons acquiring shares of Common Stock which may hinder or delay a change in control of the Company.

VOLATILITY OF MARKET PRICE OF COMMON STOCK

     The market price of the Company's Common Stock has been subject to significant fluctuations in response to numerous factors, including variations in the annual or quarterly financial results of the Company or its competitors, changes by financial research analysts in their estimates of the earnings of the Company or its competitors, conditions in the economy in general or in the brewing industry in particular, unfavorable publicity or changes in applicable laws and regulations (or judicial or administrative interpretations thereof) affecting the Company or the brewing industry. During fiscal year 1996, the market price of the Company's Common Stock ranged from a high of $4.375 on September 30 and October 1, 1996, to a low of $2.50 on September 23, 1996. During the first 250 days of 1997, the Company's Common Stock ranged from a high of $4.75 on September 5, 1997, to a low of $1.75 on March 24, 1997. There can be no assurance that purchasers of shares of Common Stock will be able to sell their shares at or above the prices at which they were purchased.

IMPACT OF SALE OF SECURITIES; SECURITIES ELIGIBLE FOR FUTURE SALE

     The Company had 5,275,000 shares of Common Stock outstanding as of August 28, 1997, and had warrants and options outstanding to purchase additional Common Stock totaling 3,283,500 shares of Common Stock, exercisable at prices ranging from $2.00 to $8.00 per share. The sale of the Shares and additional Common Stock which may become eligible for sale in the public market from time to time upon exercise of warrants and stock options, or upon the expiration of applicable holding periods, could have the effect of depressing the market prices for the Company's Common Stock.

ABSENCE OF DIVIDENDS

     The Company has not paid any cash dividends since its inception and does not anticipate paying cash dividends in the foreseeable future. The Company presently expects to retain its earnings to finance the development and expansion of its business. The declaration or payment by the Company of dividends, if any, on its Common Stock in the future is subject to the discretion of the Board of Directors and will depend on the Company's earnings, financial condition, capital requirements and other relevant factors. The declaration or payment by the Company of dividends is also subject to the terms of the Company's credit facility with its bank.

                                   USE OF PROCEEDS

     In the event that the Company realizes proceeds from the exercise of the Class A Warrants, the net proceeds to the Company are expected to be approximately $20.4 million. The Company intends to use such net proceeds as follows:


                                                             Percentage of
Use of Proceeds                             Dollar Amount    Use of Proceeds
----------------------------------------  ----------------  -----------------
  New Restaurant Construction               $ 18,370,000          90.2%
  Repayment of Indebtedness                 $  2,000,000           9.8%
                                            ------------         ------
      Total                                 $ 20,370,000         100.0%


     The Company plans to use approximately $18.4 million of the proceeds from the exercise of the Class A Warrants for the development and opening of approximately ten new Big Buck Breweries, depending upon the availability of additional financing. The Company intends to obtain real estate financing for up to 50% of the cost of developing and opening such Breweries. The Company currently estimates that the cost of developing and opening each Brewery, including equipment, furniture, fixtures, pre-opening expenses and leasehold improvements, if such Breweries are leased, will range from approximately $1.65 million to $8.8 million, depending upon the locations, site conditions, construction costs and sizes and types of Breweries built or leased. There can be no assurance that the Company will be able to develop and open additional Big Buck Breweries at such costs or obtain the necessary financing on terms favorable to the Company. In addition, the Company's expansion plans will be altered absent the enactment of an amendment to current Michigan law. See "Risk Factors -- Michigan Law May Limit Growth." The Company anticipates using the remainder of the net proceeds for the repayment of current indebtedness.


     Pending the use of the net proceeds for the above purposes, the Company intends to invest such funds in short-term bank deposits, United States government securities and other short-term investment-grade securities.

                                 PLAN OF DISTRIBUTION

     The Common Stock issuable upon exercise of the Class A Warrants is distributed when and as such Class A Warrants are exercised by the holders. The Company may solicit the exercise of the Class A Warrants at any time, and may redeem the Class A Warrants if the market price of the Company's Common Stock rises to the necessary level for the necessary duration. The Company may also reduce the exercise price of the Class A Warrants in order to encourage their exercise. The exercise price and other terms of the Class A Warrants were initially negotiated between the Company and the underwriter of its Offering.

                                    LEGAL MATTERS

     The validity of the Shares offered hereby and certain legal matters pertaining to the Company were passed upon on behalf of the Company by Briggs and Morgan, Professional Association.

                                       EXPERTS

     The financial statements as of December 31, 1995 and December 29, 1996 and for each of the years in the two-year period ended December 29, 1996 of Michigan Brewery, Inc., incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said report.

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     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY
REPRESENTATIONS NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER DESCRIBED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING SHAREHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE UNDER THIS PROSPECTUS SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR SINCE THE DATE OF ANY DOCUMENTS INCORPORATED HEREIN BY REFERENCE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR AN OFFER OR SOLICITATION IN ANY STATE TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER IN SUCH STATE.







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                                  TABLE OF CONTENTS

                                ---------------------

                                                                            PAGE
                                                                            ----

Available Information. . . . . . . . . . . . . . . . . . . . . . . . . .     2
Incorporation of Certain Documents
  by Reference . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2
Prospectus Summary . . . . . . . . . . . . . . . . . . . . . . . . . . .     4
The Company. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4
Risk Factors . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6
Use of Proceeds. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     13
Plan of Distribution . . . . . . . . . . . . . . . . . . . . . . . . . .     13
Legal Matters. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     13
Experts. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     13



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                                   2,550,000 SHARES






                                MICHIGAN BREWERY, INC.


                                     COMMON STOCK







                                 --------------------

                                      PROSPECTUS

                                 --------------------











                                  SEPTEMBER 12, 1997


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